SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 26, 2005

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
                                  or Form 40-F

                  Form 20-F X                     Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
                              S-T Rule 101(b)(1):

                         Yes                    No X
                            ---                   ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
                              S-T Rule 101(b)(7):

                         Yes                    No X
                            ---                   ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                         Yes                    No X
                            ---                   ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                           12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases dated July 26, 2005, announcing (i) Dassault Systemes and IBM have strengthened their strategic partnership to accelerate PLM growth in the SMB Market and (ii) Dassault Systemes has acquired Unique 3D behavioral technology with purchase of virtools.

IBM/DASSAULT SYSTEMES GRAPHIC OMITTED

                   Dassault Systemes and IBM Strengthen Their
                      Strategic Partnership to Accelerate
                          PLM Growth in the SMB Market

            Partners streamline channel management model in selected
                    European countries and the United States

Paris, France, July 26, 2005 - Dassault Systemes (DS - Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA) and IBM today announced the implementation of a new channel management model designed to improve organizational efficiency and help IBM Business Partners better capture the growing PLM opportunities in the small and medium-sized business (SMB) market. While IBM will continue to provide end-to-end, global PLM solutions, Dassault Systemes will be responsible for operation of the sales channel of IBM PLM Business Partners in the SMB market in selected European countries and in the U.S.

Mid-market manufacturers will increase PLM spend at 16% CAGR* through 2008, according to an AMR Research report. The new Channel Management Provider (CMP) organization has been established jointly by IBM and Dassault Systemes to streamline their support to IBM Business Partners in the PLM market and help accelerate the transition of small and medium- sized customers from CAD to full PLM implementations. In this new organization, Dassault Systemes will be in charge of the operational management (sales management, channel enablement and marketing programs) in the U.S., Germany, Switzerland, the United Kingdom, Sweden, Russia and the CIS (Commonwealth of Independent States) countries, leveraging the success of the model already in place in France, Belgium, Monaco, and Luxembourg.

This is the first of a series of agreements aimed at strengthening and transforming the IBM-Dassault Systemes partnership to maximize the value of their PLM offerings. This will help customers, including SMBs, accelerate their On Demand Business transformation of which Product Lifecycle Management is a key component and will help IBM and Dassault Systemes increase their global PLM market share.

In this new model, the contractual relationship between IBM and its Business Partners in the PLM area remains unchanged, as they continue to be IBM Business Partners. IBM will continue to have the overall responsibility of marketing, sales and support of its PLM portfolio of solutions.

"The SMB market is recognizing the tremendous benefits that can be achieved by implementing PLM," said John Gaydac, director, PLM Transformation, IBM Product Lifecycle Management Solutions. "Together with Dassault Systemes, we have agreed on a new and more efficient operational approach for channel management. This new level of teaming will allow IBM and DS--along with our Business Partners--to deliver increased value to our SMB clients, enabling them to realize the full value of PLM."

"This new development is a major evolution of our long-lasting partnership with IBM and demonstrates our continuous dedication to provide our PLM channel with best-in-class skills and resources for sales, marketing and technical support," said Etienne Droit, executive vice president, Sales and Distribution, Dassault Systemes. "V5 PLM brings tremendous innovation capabilities to our customers. We see this evolution as a unique opportunity to accelerate the adoption of V5 PLM, and expand into new markets in Europe and the US."


                                       ###


*compound annual growth rate

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of On-Demand business. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com
                 ------------------

About Dassault Systemes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream 3D design tools (SolidWorks(R)), and 3D components (Spatial/ACIS(R)). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com
                                                     ------------------

             IBM Press Contact:        Dassault Systemes Press
             Zohra Dali                Contacts:
             +33 6 71 92 71 87         Anthony Marechal
             zohradali@fr.ibm.com      + 33 (0)1 55 49 84 21
             --------------------      anthony marechal@ds-fr.com
                                       --------------------------
             Seena Peck (Americas)
             +1 (212) 745-2633         Emma Rutherford (Financial
             speck@us.ibm.com          Dynamics)
             ----------------          +33 1 47 03 68 10
                                       emma.rutherford@fd.com
                                       ----------------------

                                       Derek Lane (Americas)
                                       +1 (818) 673-2243
                                       derek lane@ds-us.com
                                       --------------------

[DASSAULT SYSTEMES GRAPHIC OMITTED]

                 Dassault Systemes Acquires Unique 3D Behavioral
                      Technology with Purchase of Virtools

                DS to provide interactive 3D experience platform
                               to give life to 3D

Paris, France, July 26, 2005 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris:
#13065, DSY.PA) today announced that it has acquired Paris-based Virtools SA, a team of experts in 3D interactive web applications that give live behavior to 3D content, for approximately 12 million euros.

Virtools' applications allow users not familiar with 3D modeling to quickly and easily add life experience to any 3D object. As an example, using the company's technology, users can experience the shopping behavior of a typical consumer in a supermarket or visualize the ergonomics of a driver as he or she drives a car through a city.

Virtools' comprehensive software solutions enable companies to give life to 3D by creating applications with rich game-like 3D interactivity. Virtools has many production customers in industrial design, marketing, 3D web-based CRM applications, and multimedia applications as well as in video game development. Customers include Procter & Gamble, L'Oreal, Microsoft Game Studio, Electronic Arts, PSA Peugeot Citroen, and EADS.

"We chose Virtools several years ago to build our 3D real-time interactive applications, such as spatial mission experiences and the virtual cockpit," said Nicolas Chevassus, Corporate Research Center, EADS. "The combination of Virtools and Dassault Systemes reinforces our strategic partnership."

With this acquisition, DS is adding to its R&D force a core team of expert pioneers in 3D Interactivity. Virtools brings to DS breakthrough technologies that will accelerate the use of 3D for all types of real-time, interactive consumer applications on the web. As a development platform, Virtools provides next-generation solutions for developing highly realistic 3D experiences with "game-like" interactivity, as well as distributing and running 3D applications on the web. These solutions range from browser-based applications to large-scale 3D visualizations.

"The visionary R&D team at Virtools will be an immediate asset to DS as we execute our strategy of democratizing 3D," said Bernard Charles, president and CEO, Dassault Systemes. "By combining our assets, we will deliver the next-generation 3D Web platform that will enable a wide range of users to imagine, share, and experience in 3D."

"I am delighted that Dassault Systemes has chosen Virtools as a foundation of its 3D democratization strategy," said Bertrand Duplat, founder and CTO of Virtools. "We share the vision of market convergence with DS for extended use of interactive 3D."

"I look forward to the contribution that Virtools will bring to Dassault Systemes," said Herve Yahi, CEO of Virtools. "We will continue to serve our customers and will enhance and improve support worldwide."


                                       ###


About Virtools
Virtools, whose majority stake was held by Ventech and CDC Entreprises Innovation, was formed in 1993 with consulting and services targeting the VR sector. With the needs of this and other key markets in mind, Virtools built the company's initial software solution, Virtools Dev. As an Independent Software Vendor since mid 1999, Virtools has become the leading provider of comprehensive software development solutions for building highly interactive 3D content. With several thousands of users throughout the world, the Virtools Software Suite enables prototyping, development and deployment of offline and online/networked video games, along with applications in the fields of industrial simulation/virtual reality and marketing/multimedia. Virtools clients include industry leaders such as Procter & Gamble, EDF, EADS, CEA, PSA Peugeot Citroen, CNRS, France Telecom, Matsushita, US Department of Energy, Intel, Publicis Networks, Arte TV and L'Oreal, as well as major game studios such as Electronic Arts, Microids, Sony Computer Entertainment, Microsoft Game Studio, Warner Bros Online, Blue Fang Games and Ubisoft. Virtools' strategic partners include Barco, Orad, HP, Intersense, Ascension Technologies, Advanced Realtime Tracking, Microsoft, and Sony. For more information, visit www.virtools.com

About Dassault Systemes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream 3D design tools (SolidWorks(R)), and 3D components (Spatial/ACIS(R)). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Virtools  Press Contacts:          Dassault Systemes Press Contacts:           Dassault Systemes Investor
Julie Ercolani                      Anthony Marechal                           Relations Contacts:
ercolani@virtools.com              + 33 (0)1 55 49 84 21                       Geraldine Nithart-Riva/Valerie Agathon
---------------------              anthony marechal@ds-fr.com                  +33 1 40 99 69 24
Karine Guilbert                    --------------------------                  investors@ds-fr.com
guilbert@virtools.com                                                          -------------------
---------------------              Emma Rutherford (Financial Dynamics)
+33 1 42 71 46 86                  + 33 1 47 03 68 10
                                   emma.rutherford@fd.com
                                   ----------------------

                                   Derek Lane (Americas)
                                   +1(818) 673-2243
                                   derek lane@ds-us.com
                                   --------------------



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


     Date: July 26, 2005                      By:    /s/ Thibault de Tersant
                                                     -----------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration